Sticker to Prospectus

The Prospectus for ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (‘‘Fund Fourteen’’) consists of (1) this sticker, (2) the Prospectus, which is dated May 18, 2009, and (3) this Supplement No. 1 dated June 29, 2009, which contains information related to the current status of the offering, provides information regarding certain transactions entered into by Fund Fourteen, updates certain information regarding funds sponsored by affiliates of Fund Fourteen’s General Partner, and clarifies certain information regarding Fund Fourteen’s Repurchase Plan.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-153849

ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.

SUPPLEMENT NO. 1
DATED JUNE 29, 2009

TO PROSPECTUS DATED
MAY 18, 2009

Summary

We are providing you with this Supplement No. 1, dated June 29, 2009, to update the Prospectus, dated May 18, 2009.  The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) Prospectus.  This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the Prospectus.

The primary purposes of this Supplement No. 1 are to:

•	Describe the current status of the offering;

•	Provide information regarding certain transactions entered into by Fund Fourteen;

•	Update certain information regarding funds sponsored by affiliates of Fund Fourteen’s general partner, ICON GP 14, LLC (the “General Partner”); and

•	Clarify certain information regarding Fund Fourteen’s Repurchase Plan.

Current Status of the Offering

The initial closing date for Fund Fourteen was June 19, 2009, the date at which Fund Fourteen had raised $1,200,000 and reached the minimum offering amount.  As of June 22, 2009, 2,563.89123 limited partnership interests have been sold to 71 limited partners, representing $2,563,891.23 of capital contributions to Fund Fourteen.  Fund Fourteen has not yet reached the $20,000,000 minimum offering for the Commonwealth of Pennsylvania or the State of Tennessee.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through June 22, 2009, Fund Fourteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $179,319 and (ii) underwriting fees to affiliated parties in the amount of $76,872.  Through June 22, 2009, Fund Fourteen reimbursed organizational and offering expenses incurred by affiliated parties in the amount of $0.  These fees and expense reimbursements are described on pages 32 and 33 of the Prospectus, as supplemented.

Recent Transactions

Atlas Transaction

On June 26, 2009, ICON Leasing Fund Twelve, LLC, an entity managed by Fund Fourteen’s Investment Manager (“Fund Twelve”), and Fund Fourteen entered into a joint venture – ICON Atlas, LLC (“ICON Atlas”), for the purpose of investing in eight new Ariel natural gas compressors.   The equipment, which will be purchased by ICON Atlas for approximately $11,618,000, is subject to a four year lease to Atlas Pipeline Mid-Continent, LLC (“APMC”), an affiliate of Atlas Pipeline Partners, L.P. (NYSE:APL)(“APP”), that expires in 2013.  APP will guarantee all of APMC’s obligations under the lease.

The ultimate ownership of ICON Atlas is intended to be such that Fund Twelve and Fund Fourteen have ownership interests equal to 55% and 45%, respectively.  The joint venture was entered into by Fund Twelve and Fund Fourteen in order to promptly invest each fund’s available cash in business-essential equipment and corporate infrastructure, while also diversifying each fund’s investment portfolio to reduce the risk that changes in any one market sector or a financing counterparty’s default or bankruptcy will significantly impact such fund’s investment portfolio taken as a whole.  Fund Fourteen may not have the necessary amount of net proceeds from its public offering available to initially contribute capital to ICON Atlas in an amount sufficient to have a 45% interest or, if it did so, it would not have diversification in its investment portfolio.  Accordingly, as Fund Twelve currently has available cash in an amount sufficient to cover all of ICON Atlas’ capital needs, Fund Twelve will initially contribute the cash to cover all of ICON Atlas’ capital needs and Fund Fourteen will subsequently contribute capital in an amount sufficient for Fund Fourteen to have up to a 45% interest in the joint venture.

All subsequent capital contributions by Fund Fourteen and related distributions to Fund Twelve will be effectuated so that the aggregate amount of capital contributed by Fund Fourteen does not exceed the aggregate amount of capital contributed by Fund Twelve for the purpose of acquiring and holding the equipment, adjusted for any income received and expenses paid or incurred by the joint venture while holding such equipment and any compensation that the General Partner and any of its affiliates is otherwise entitled to receive pursuant to the Limited Partnership Agreement of Fund Fourteen, as amended (the “Fund Fourteen LP Agreement”).  Neither the General Partner nor any of its affiliates will realize any benefit, other than compensation for its services, if any, permitted by the Fund Fourteen LP Agreement as a result of this transaction.  All of Fund Fourteen’s subsequent contributions will be made on or prior to the six month anniversary of the date that the joint venture acquired the equipment.

Funds Sponsored by Affiliates of Fund Fourteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Fund Fourteen’s General Partner – Recently Potentially Adverse Business Developments or Conditions” on pages 55 through 57 of the Prospectus dated May 18, 2009, is hereby replaced in its entirety by the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets have deteriorated significantly over the past year. As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable. As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than our previous management and, therefore, our Investment Manager believes we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on the domestic leasing market indicates that domestic equipment leasing volume has generally deteriorated over the past year. A significant portion of the statistical data regarding the equipment leasing market’s performance, however, is provided by the leasing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies. These institutions generally provide financing to companies seeking to lease small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a lessee’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business. Our investment objectives and strategy, on the other hand, focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we will typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives. Accordingly, the performance of the overall equipment leasing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for equipment (and the related residuals) that we will in the future acquire or invest in. Moreover, in light of the tightening of the credit markets, our Investment Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history.

The U.S. economy is currently in a recession and the rate of payment defaults by borrowers generally has risen significantly. Nevertheless, since the onset of the recession in December 2007, none of the other equipment leasing and financing funds managed by our Investment Manager have experienced any material defaults in payment to them that our Investment Manager expects would materially impact their liquidity, cash flows or profitability. As disclosed in the recent public filings of some of the other equipment leasing and financing funds managed by our Investment Manager, on September 5, 2008, those affiliated funds entered into a Forbearance Agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC, MW Crow, Inc. and seven other subsidiaries of MWU to cure certain non-payment related defaults under its lease covenants. The terms of the Forbearance Agreement include, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 180 shares of the capital stock of MWU.

In addition, some of the other equipment leasing and financing funds managed by our Investment Manager have disclosed the following in their Annual Reports on Form 10-K for the year ended December 31, 2008 and their Quarterly Reports on Form 10-Q for the period ended March 31, 2009, none of which events our Investment Manager expects will materially impact such funds’ liquidity, cash flows or profitability at this time: (i) On January 21, 2009, Fund Nine filed a lawsuit in the U.S. District Court for the Southern District of New York against Wildwood Industries, Inc. (a Fund Nine lessee, “Wildwood”) and its owners who guaranteed Wildwood’s obligations for breaches of the leases and guarantees related to Wildwood’s failure to pay rental payments. On March 5, 2009, an involuntary petition under Chapter 11 of the United States Bankruptcy Code was filed against Wildwood by three of Wildwood’s creditors in United States Bankruptcy Court. (ii) On February 2, 2009, certain of our affiliates entered into an amended Forbearance Agreement with MWU, LC Manufacturing, Crow and seven other subsidiaries of MWU to cure certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, these affiliates received, among other things, warrants to purchase 10% of the outstanding stock of LC Manufacturing, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. The amended Forbearance Agreement was entered into to provide MWU and the applicable subsidiaries with additional flexibility during these tough economic times, while at the same time attempting to preserve our affiliates’ projected economic return on their investment. (iii) On February 11, 2009, Pliant (a lessee of a joint venture between Fund Eleven and Fund Twelve) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate this debt as part of a pre-negotiated package with its high yield debt creditors. The lease is not currently subject to this proceeding, which, if finalized as planned, our Investment Manager anticipates will benefit our affiliates. Pliant has indicated that it will continue to operate in a business-as-usual manner during the restructuring process. (iv) On March 1, 2009, Spansion LLC (“Spansion”) (a Fund Nine lessee) filed for financial restructuring in the United States Bankruptcy Court. (v) Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company until such time as Fund Ten receives its expected return on its investment. (vi) Fund Eleven has restructured the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc., in a manner that should permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment. (vii) On February 17, 2009, Appleton Papers, Inc. (a Fund Twelve borrower) notified Fund Twelve that it was in breach of a financial covenant contained in its secured term loans. As a result of this breach, the parties agreed to increase the interest rate on the term note from 12.5% to 14.25% per year beginning with the payment due on March 1, 2009. (viii) On April 15, 2009, Groupe Henri Heuliez (“GHH”, the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (“Heuliez”)) and HSA filed for “Redressement Judiciaire,” a proceeding similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code.  Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009.  Since the time of the Redressement Judiciaire filings, two parties have made bids to acquire the companies and government agencies are considering providing the companies with financial support,  Our Investment Manager has been monitoring this situation very closely and, while at this time it is not possible to determine the effect of the filing on Fund Eleven’s ability to collect the remaining rental payments due under the leases, our Investment Manager will continue to review and evaluate the situation and take such action as it deems necessary to preserve Fund Eleven’s projected economic return on its investment.  Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represents historical results of equipment leasing and finance funds sponsored by our Investment Manager. If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

Repurchase Plan

The disclosure under the heading “Repurchase Plan” on pages 110 through 111 of the Prospectus dated May 18, 2009, is hereby replaced in its entirety by the following:

REPURCHASE PLAN

Optional Repurchase or Redemption. We have a repurchase plan that will provide eligible limited partners with limited, interim liquidity by enabling them to sell their Interests back to us in limited circumstances. Our General Partner can amend the provisions of the repurchase plan without your approval. Our repurchase plan permits you to sell your Interests back to us after you have held them for at least one year, subject to the significant restrictions and conditions described below.

The prices at which Interests may be sold back to us are as follows:

•	during the offering period at $930 per Interest (or $900 per Interest purchased under our DRIP Plan), less the total amount of cash distributions received during such period;
•
during the operating period at (i) $950 per Interest (or $920 per Interest purchased under our DRIP Plan), (ii) plus a 4% annual return for each full year you are a limited partner, (iii) less the total amount of cash distributions you received up to and including the date of such sale; and

•	during the liquidation period, at a price per Interest equal to the net asset value per Interest as determined from our most recent financial statements.

We will make repurchases under our repurchase plan quarterly, at our sole discretion, on a pro rata basis. Priority is given to requests arising from death of an investor, which redemptions we will endeavor to make within six months of receiving sufficient information to process such redemption requests, subject to the 2% safe harbor for transfers and purchases of our Interests (described in the next sentence) and funds being available. Subject to funds being available, we will limit the number of our Interests repurchased during any calendar year to two percent (2%) of the weighted average number of our Interests outstanding during the prior calendar year.

Our General Partner may, in its sole discretion, choose to terminate, amend or suspend our repurchase plan at any time.

We cannot guarantee that we will have sufficient funds to accommodate all requests made each year.
Pending requests will, subject to the priority for requests arising from death of an investor, be honored on a pro rata basis if insufficient funds are available to honor all requests. If no funds are available for the plan when a repurchase is requested, limited partners may withdraw their requests or ask that we honor their requests when funds are available. In addition, limited partners may withdraw a repurchase request upon written notice at any time prior to the date of repurchase. Limited partners are not required to sell their Interests to us, except in the case of limited partners who lose their U.S. citizenship or are no longer a resident alien or a resident in the United States or Puerto Rico.

The availability of funds for repurchasing or redeeming our Interests will be subject to us having sufficient cash. In this regard, it should be noted that we intend to reinvest a substantial portion of our cash during the operating period and possibly during the liquidation period. Furthermore, our Interests may be repurchased only if the repurchase would not impair our capital or our operations (which our General Partner will decide in its sole discretion) and would not result in the termination of our taxable year or of our federal income tax status as a partnership. Any amounts used to redeem or repurchase Interests will reduce our available funds for making investments and distributions to our remaining limited partners.

Repurchase or Redemption for Foreign Partners. If, in the case of an individual, such investor is no longer a U.S. citizen, resident of the United States or Puerto Rico (individuals only), or a resident alien or if an investor otherwise is or becomes a foreign partner for purposes of Section 1446 of the Code at any time during the life of Fund Fourteen, we have the right, but not the obligation, to repurchase all of such investor’s Interests subject to the conditions set forth in Section 10.6 of our Partnership Agreement.

Consequences of Repurchase or Redemption

If all of your Interests are accepted for repurchase or redemption by us, you will cease to be a limited partner and will no longer have any of the rights or privileges of a limited partner. A repurchase or redemption of all of your Interests will not release you from liability to us to the extent of any distributions, including any return of or on your investment, made to you in violation of Delaware law.

Gain or loss realized on the repurchase or redemption of your Interests, if you hold them as a capital asset and if you held them for more than one year, will be a capital gain or loss, as the case may be.
However, any gain realized will be treated as ordinary income to the extent attributable to your share of potential depreciation recapture on our investments, substantially appreciated inventory items and unrealized receivables. See ‘‘Federal Income Tax Consequences — Treatment of Cash Distributions Upon Redemption or Repurchase.’’

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